EXHIBIT 77Q1(a)
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                MassMutual Corporate Investors By-Law Amendments:
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SECTION 4.7

For purposes of (1) any standard of care applicable to a Trustee in the discharge of his or her duties as a trustee and (2) indemnification of a Trustee pursuant to Article IV, Section 4.3 of the Declaration of Trust, the conduct of the Trustee shall be evaluated solely by reference to a hypothetical reasonable person, without regard to any special expertise, knowledge or other qualifications of the Trustee. In particular, and without limiting the generality of the foregoing, neither the determination that a Trustee is an "audit committee financial expert" nor the knowledge, experience or other qualifications underlying such a determination shall result in that Trustee being held to a standard of care that is higher than the standard that would be applicable in the absence of such a determination or such knowledge, experience or qualification, nor shall such a determination or such knowledge, experience or other qualification impose any duties, obligations or liabilities that are greater than would obtain in the absence of such a determination or such knowledge, experience or qualification.

SECTION 4.8

For purposes of the determinations by the Trustees and/or the opinion of independent legal counsel referred to in Article IV, Section 4.3 of the Declaration of Trust and for purposes of the determinations by the Trustees and/or the opinion of independent legal counsel referred to in Article IV,
Section 4.4 of the Declaration of Trust, the Trustees acting on the matter, or the independent legal counsel, as the case may be, shall be entitled to rely on a rebuttable presumption that the relevant Trustee, officer, employee or agent (each a "Covered Person") (1) has acted in good faith and in the reasonable belief that his or her actions were in the best interests of the Trust and (2) has not engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office or agency.